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SECU 18007064

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SEC Mail Processing Section MAR 07 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41256

SEC Mail Processing Section MAR 07 2018 Washington DC 415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amundi Pioneer Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amundi Pioneer Distributor, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR. NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES 01/18/2024

Signature

Vice President and Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMUNDI PIONEER DISTRIBUTOR, INC.
(SEC I.D NO. 8-41256)
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2017
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

CONTENTS

Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Amundi Pioneer Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amundi Pioneer Distributor, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
March 5, 2018

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Financial Condition

As of December 31, 2017

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	44,948
Receivables:		
From the sale of Pioneer Family of Mutual Fund shares, net (note 2)		78
Due from affiliates (note 8)		1,547
Other		1,282
Prepaid service fees and dealer advances (note 11)		1,435
Property and equipment (net of accumulated depreciation of $167) (note 2)		118
Prepaid expenses and other assets		870
Deferred income taxes (note 4)		425
Total assets	$	50,703
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers (note 2)	$	14,633
Accrued compensation and related benefits		4,896
Accounts payable and accrued expenses		5,583
Due to affiliates		781
Total liabilities		25,893
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital (notes 6 and 7)		174,531
Accumulated deficit		(149,721)
Total stockholder's equity		24,810
Total liabilities and stockholder's equity	$	50,703

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Operations

Year ended December 31, 2017

(Dollars in thousands)

Revenues:		
Marketing, promotional services, and other revenues from affiliates (note 8)	$	99,184
Service fee, distribution fee, and underwriting revenues (note 2)		89,037
Other income		144
Total revenues and other income		188,365
Expenses:		
Related-party expenses (note 8)		24,531
Distribution and administrative expenses:		
Service and distribution fee expense (note 2)		86,964
Compensation and related benefits		38,081
Sales and marketing		28,552
Rent and facilities expenses (note 9)		1,492
Data processing		1,323
Travel and entertainment		682
Share-based compensation (note 6)		(1,219)
Depreciation and amortization (note 2)		36
Other expenses		2,962
Total expenses		183,404
Income before provision for income taxes		4,961
Provision for income taxes (note 4)		2,731
Net income	$	2,230

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

(Dollars in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Number of shares	Amount			
December 31, 2016	510	$ —	$ 180,798	$ (151,951)	$ 28,847
Net income	—	—	—	2,230	2,230
Intercompany redemption of capital (note 7)	—	—	(5,048)	—	(5,048)
Share-based compensation (note 7)	—	—	(1,219)	—	(1,219)
December 31, 2017	510	$ —	$ 174,531	$ (149,721)	$ 24,810

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2017

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,230
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		36
Share-based compensation		(1,219)
Deferred income taxes, net		711
Changes in operating assets and liabilities:		
Decrease in receivable from the sale of Pioneer Family of Mutual Fund shares		14
Increase in due from affiliates		(329)
Increase in other receivables		(316)
Decrease in prepaid service fees and dealer advances		418
Decrease in prepaid expenses and other assets		311
Increase in distribution and service fees due to brokers and dealers		359
Decrease in accrued compensation and related benefits		(1,085)
Decrease in accounts payable and accrued expenses		(472)
Increase in due to affiliates		715
Net cash provided by operating activities	$	1,373
Cash flows from investing activities:		
Intercompany redemption of capital		(5,048)
Net cash used in investing activities	$	(5,048)
Net decrease in cash and cash equivalents	$	(3,675)
Cash and cash equivalents, beginning of year		48,623
Cash and cash equivalents, end of year	$	44,948

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Amundi Pioneer Distributor, Inc. (the Company, formerly known as Pioneer Funds Distributor, Inc.), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust and provides marketing and promotional services for non-US distributed portfolios. The Company is a registered securities broker-dealer under the Securities and Exchange Commission (SEC) Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The financial statements were prepared pursuant to SEC Rule 17a-5.

(b) Organization

The Company is a wholly owned subsidiary of Amundi Pioneer Asset Management, Inc. (APAM, formerly Pioneer Investment Management, Inc.). APAM is a wholly owned subsidiary of Amundi Pioneer Asset Management USA Inc. (APAM USA, formerly Amundi Pioneer Asset Management USA Inc.), which is a wholly owned subsidiary of Amundi USA, Inc. (AM USA), a wholly owned subsidiary of Amundi Asset Management (Amundi), a global asset manager headquartered in Paris, France.

On July 3, 2017, Amundi acquired the stock of Pioneer Investments, a group of asset management companies located throughout the world (the Amundi Transaction). As a result of the Amundi Transaction, the Company became an indirect wholly owned subsidiary of Amundi and Amundi's wholly owned subsidiary, Amundi USA, Inc. Prior to July 3, 2017, Pioneer Investments was owned by Pioneer Global Asset Management S.p.A. (PGAM), a wholly owned subsidiary of UniCredit S.p.A (UCG). In connection with the Amundi Transaction, effective July 3, 2017, Pioneer Funds Distributor, Inc. was renamed Amundi Pioneer Distributor, Inc., Pioneer Investment Management, Inc. was renamed Amundi Pioneer Asset Management, Inc. and Pioneer Investment Management USA Inc. was renamed Amundi Pioneer Asset Management USA Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

(b) *Sales of Pioneer Family of Mutual Fund Shares*

The Company records accounts receivable from sales of Pioneer Funds' shares and accounts payable for Pioneer Funds' shares sold, on a trade-date basis. The receivable from broker-dealers for sales of Pioneer Funds' shares and the corresponding payable to the Pioneer Funds for unsettled fund shares sold are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(c) *Recognition of Revenue and Expenses*

The Company's revenue is largely dependent on the total value and composition of assets under management of APAM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement. Management has determined that a gross presentation is appropriate.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% (0.25% for short-term funds) of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee based on an annual rate of 0.25% that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Distribution and service fees for all share classes are recorded as revenue when earned, gross of any distribution and service fee payments made to third parties. The Company may elect to waive these fees.

In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in service and distribution fee expense on the accompanying Statement of Operations as the services are provided by the third party.

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds through a network of independent broker-

(Dollars in thousands)

dealers. For Class A shares, the shareholder pays an underwriter commission to the Company of up to 0.75% of the dollar value of the shares sold. Underwriter commissions are recorded as revenue on the trade (execution) date of the sale of the Class A share. Under certain conditions, the Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission.

Marketing, promotional services, and other revenues from affiliates primarily consist of revenues earned by the Company through service agreements with APAM and other Amundi affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Revenues associated with these agreements are recorded as earned (see note 8).

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Operating expenses are recorded on the accrual basis.

(d) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents of $44,948 at December 31, 2017 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $28,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value as the practical expedient to measure fair value. Cash and cash equivalents also includes checking and other accounts of $16,948, representing funds used in the normal day-to-day operations of the Company.

(e) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

(Dollars in thousands)

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2017, the Company's investment in the Pioneer U.S. Government Money Market Fund of $28,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates during the period. Gains and losses realized on foreign currency transactions principally relate to the settlement of intercompany arrangements with non-US affiliates and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

(g) Property and Equipment

Property and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for equipment, furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2017, property and equipment amounted to $118, net of accumulated depreciation of $167. Depreciation expense for the year ended December 31, 2017 was $36 and is included in depreciation and amortization in the accompanying Statement of Operations.

(h) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2017, revenues from the Pioneer Fund, the Pioneer Strategic Income Fund, and the Pioneer Fundamental Growth Fund represented approximately 15%, 13%, and 10%, respectively, of the total service fee, distribution fee, and underwriting revenues and service and distribution fee expenses of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(i) Legal and Other Loss Contingencies

The Company, APAM, APAM USA, AM USA, and Amundi are subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of March 5, 2018, management is not aware of outstanding litigation that may affect the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(j) Share-Based Compensation

Certain employees of the Company are eligible to participate in various share-based (cash-settled) and incentive compensation plans that were established while under ownership of PGAM and have been continued following the Amundi Transaction. Share-based awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the accompanying Statement of Operations.

As these plans were established by PGAM and continued by Amundi and not the Company, share-based compensation recognized in the accompanying Statement of Operations is reflected as a contribution to additional paid-in capital in the accompanying Statement of Changes in Stockholder's Equity (see note 6).

(k) Income Taxes

The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally

(Dollars in thousands)

requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of FASB ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(l) Deferred Compensation Plans

Certain employees of the Company are eligible to participate in the Amundi Pioneer Asset Management USA Inc. Intermediate Deferred Compensation Award Plan (PIDCAP), a deferred compensation plan established by APAM USA prior to the Amundi Transaction and continued thereafter. The PIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under PIDCAP generally vest at the end of the three-year period following the date of grant. There were no changes to the PIDCAP as a result of the Amundi Transaction. The expense recognized related to PIDCAP for the year ended December 31, 2017 was $1,210, which is included in compensation and related benefits on the accompanying Statement of Operations.

(m) New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework (as updated for additional ASUs issued since May 2014). The ASU also revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date.* The new guidance is effective for the Company's fiscal year that begins on January 1, 2018, and requires either a retrospective or a modified retrospective approach to adoption. The Company will adopt the guidance as of January 1, 2018 using a modified retrospective method with a cumulative-effect adjustment to opening retained earnings. Based on the Company's current

(Dollars in thousands)

interpretations of the ASU, the Company does not expect a change in the timing or measurement of revenue recognition but the presentation of certain revenues and expenses in the financial statements will change from being reported on a net basis to a gross basis.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which updated existing accounting standards for leases. Under the new guidance, lessees will be required to recognize a lease liability (lessees' obligation to make lease payments arising from a lease, measured on a discounted basis) and a right-of-use asset (represents the lessee's right to use, or control the use of, a specified asset for the lease term) at the lease commencement date. The new guidance is effective for the Company's fiscal year that begins on January 1, 2019, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the potential impact on its consolidated financial statements and the related disclosures.

(n) Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2017 through March 5, 2018, the date the financial statements were available to be issued. There were no subsequent events since December 31, 2017 that would require adjustment to or additional disclosure in these financial statements.

(3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines applicable to broker-dealers, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $18,573 at December 31, 2017, which exceeds minimum net capital required of $250 by $18,323.

The Company is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(Dollars in thousands)

(4) Income Taxes

Provision for income taxes consisted of the following:

Current:		
Federal	$	1,796
State		224
		2,020
Deferred:		
Federal		639
State		72
		711
Total provision for income taxes	$	2,731

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the impact of state income taxes and certain items deductible for financial reporting purposes that are not deductible for tax purposes, specifically meals and entertainment, and the impact of H.R. 1 (Tax Reform).

On December 22, 2017, Tax Reform was signed into law, which reduces the federal corporate tax rate to 21% (from 35%) effective January 1, 2018. The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, the Company is still analyzing certain aspects of Tax Reform and refining the calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The carrying value of the Company's deferred tax assets is determined by the enacted US corporate income tax rate. Consequently, the reduction in the corporate tax rate reduced the deferred tax asset on the accompanying Statement of Financial Condition by a provisional amount of $230, which was recorded as a deferred component of provision for income taxes on the accompanying Statement of Operations. No other effect of Tax Reform has been recorded on the financial statements.

The Company follows the provisions of ASC 740 in accounting for unrecognized tax benefits. The liability for unrecognized tax benefits, which primarily relates to state income taxes, at December 31, 2017 of $75 includes accrued interest and penalties of $25 of which $3 was recognized in the accompanying Statement of Operations.

The tax years from 2014 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of $425. The income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	643
Other		40
Total deferred tax assets		683
Deferred tax liabilities:		
Dealer advances		(258)
Total deferred tax liabilities		(258)
Net deferred tax asset	$	425

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2017. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

APAM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. APAM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, APAM USA contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and APAM USA will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2017, the Company's allocated expenses under the retirement benefit plan were $1,108, and the Company's direct expenses under the savings and investment plan were $226. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations. All employee benefits are charged to the Company based on the allocation determined by the ratio of the Company's salaries to the salaries of APAM USA and its subsidiaries.

(6) Incentive Plans

APAM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several incentive plans established by PGAM prior to the

(Dollars in thousands)

Amundi Transaction. These incentive plans have been assumed by Amundi and will continue in accordance with the established terms of these plans, as modified. The expense associated with each of these plans related to awards made to employees of the Company is recorded in the accompanying Statement of Operations as share-based compensation (see note 7). Information for each plan is described below.

2005 LTIP

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provided for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM group of companies. Units granted under the 2005 LTIP were linked to a weighted variation in the index, had a 3-year vesting (cliff vest) period, and expired 10 years from the grant date. During the year ended December 31, 2017, all 1,493,208 remaining stock options related to the 2005 Plan were either forfeited or expired with no compensation expense recognized in the accompanying Statement of Operations.

2011, 2012, and 2013 Plans

In January 2012, the PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2011 (2011 Plan). The 2011 Plan provided for the free award to participants of promises of shares allowing them to receive, at the end of the vesting period, newly-issued restricted shares of PGAM. These restricted shares did not bear any voting rights and had no option rights on the shares to be issued in the event of share increases. The allotment of the restricted shares to each of the participants was subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG, as well as making an election (within 30 days of the grant date) between the Short Vesting (3 years, which settled in 2015) and the Long Vesting (5 years).

In September 2012, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2012 (2012 Plan). The 2012 Plan provided for the awards of Units, which entitled a participant to receive, under certain conditions as set forth in the 2012 Plan, restricted shares or a cash payment based on the value of such restricted shares of PGAM. Units vested at the end of the four-year anniversary of the date of grant, and expire 20 years from the grant date. The allotment of the restricted shares to each of the participants was subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

In December 2013, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2013 (2013 Plan). The 2013 Plan provided for the awards of units, which entitled a participant to receive, under certain conditions as set forth in the 2013 Plan, restricted shares or a cash payment based on the value of such restricted shares of PGAM. Units vested at the end of the four-year anniversary of the date of grant, and expire on the 14th anniversary of the award. The allotment of the restricted shares to each of the participants was subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

(Dollars in thousands)

In connection with the Amundi Transaction, certain modifications regarding the settlement of the LTIP units in the 2011, 2012, and 2013 Plans were made by the PGAM board and approved by PGAM's Remuneration Committee. The awards in each of the plans were converted to cash-settled awards. The 2011 Plan and 2012 Plan, which matured in 2017, were paid at a value commensurate with the per share transaction price of the Amundi Transaction. The 2013 Plan, which matures in 2018, is being recognized over the requisite service period at the same fair value commensurate with per share transaction price of the Amundi Transaction. For the year ended December 31, 2017, this modification resulted in additional share-based compensation expense related to these plans in the amount of €225, or $254.

Outstanding and exercisable units under the 2011, 2012, and 2013 Plans are as follows:

	2011 Plan	**2012 Plan**	**2013 Plan**
Outstanding at January 1, 2017	27,270	26,304	25,688
Matured and paid during 2017	(8,520)	(8,804)	-
Forfeitures during 2017	(18,750)	(17,500)	(16,320)
Outstanding at December 31, 2017	-	-	9,368
Exercisable at December 31, 2017	-	-	-

The 2013 Plan will vest in February 2018, and will be cash settled shortly thereafter. As of December 31, 2017, the unrecognized compensation expense associated with the 2013 Plan that will be recognized by the Company in the future is €14, or $17.

2014 and 2015 Plans

In February 2015, PGAM's Board of Directors approved the Pioneer Investments 2014 Long Term Incentive Cash Plan (2014 Plan). The 2014 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier will be determined by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2014 and December 31, 2018. The range of potential multipliers is 0% to 120% of the initial cash award. The Company expects that the assets under management maximum growth target thresholds will be achieved and as such, the Company has estimated the maximum cash award utilizing a multiplier of 120% at the vesting date.

In March 2016, PGAM's Board of Directors approved the Pioneer Investments 2015 Long Term Incentive Cash Plan (2015 Plan). The 2015 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier will be determined by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2015 and December 31, 2019. The range of potential multipliers is 0% to 120% of the initial cash award. The Company expects that the assets under management maximum growth target thresholds will be achieved and as such, the Company has estimated the maximum cash award utilizing a multiplier of 120% at the vesting date.

(Dollars in thousands)

Outstanding and exercisable restricted awards under the 2014 and 2015 Plans are as follows:

	2014 Plan		2015 Plan	
	Initial Cash Award	Initial Cash Award at 120%	Initial Cash Award	Initial Cash Award at 120%
Outstanding at January 1, 2017	€ 450,000	€ 540,000	€ 290,000	€ 348,000
Forfeitures during 2017	(300,000)	(360,000)	(250,000)	(300,000)
Outstanding at December 31, 2017	€ 150,000	€ 180,000	€ 40,000	€ 48,000
Exercisable at December 31, 2017	-	-	-	-

As of December 31, 2017, the unrecognized compensation expense associated with the 2014 and 2015 Plans that will be recognized by the Company in the future is €77, or $92.

The net expense comprises compensation expense related to the vesting of units and restricted shares, as well as a net expense due to the increase in total fair value of units, restricted shares and options, whether vested or unvested and recognition of forfeitures as they occurred. For the year ended December 31, 2017, the net compensation amount associated with the 2011, 2012, 2013, 2014, and 2015 plans noted above and recorded in the accompanying Statement of Operations was a net amount of $1,219 due to actual forfeitures recorded during the year.

(7) Capital Contributions and Redemptions

Certain intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries principally relating to share-based compensation (see note 6), are recorded as an expense on the accompanying Statement of Operations and a change in additional paid-in-capital in the accompanying Statement of Changes in Stockholder's Equity. For the year ended December 31, 2017, the underlying transactions relating to share-based compensation awards resulted in a net reduction of $1,219.

The Company is a party to a centralized cash management arrangement with APAM, APAM USA, and its subsidiaries. APAM USA and its subsidiaries have sweep arrangements in which cash is transferred between bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries (see note 8), are recorded as intercompany contributions or redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. Cash and cash equivalents of $44,948 on the accompanying Statement of Financial Condition are not part of the centralized cash management arrangement. The Company considers amounts due from APAM, APAM USA, and its subsidiaries pursuant to these transactions as loans and amounts due to APAM, APAM USA, and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing

(Dollars in thousands)

cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2017, the change in the net amount due from APAM, APAM USA, and its subsidiaries is presented as an intercompany redemption of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

(8) Related-Party Transactions

In connection with a service agreement with APAM, the Company charges APAM a fee to provide certain marketing and promotional services. The fee is charged at 105% of applicable operating costs of the Company and for the year ended December 31, 2017, amounts allocated to APAM amounted to $92,387. Other revenues from affiliates of $6,797 includes amounts the Company earned from other affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Amounts related to these agreements are classified as marketing, promotional services, and other revenues from affiliates on the accompanying Statement of Operations.

The Company also has an expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of certain general and administrative expenses incurred by APAM USA. These expenses include professional fees, facilities-related expenses, and other general operating expenses. For the year ended December 31, 2017, the Company was allocated $11,764, which is included as a component of related party expenses on the accompanying Statement of Operations.

The Company also has a marketing and promotional expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by APAM USA. For the year ended December 31, 2017, the Company was allocated $10,826, which is included as a component of related party expenses on the accompanying Statement of Operations.

An amount of $1,941 has been included in related-party expenses on the accompanying Statement of Operations as reimbursements to affiliates other than APAM and APAM USA for operating expenses incurred on the Company's behalf.

Certain executives of APAM USA, who may also be members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. APAM USA may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

All transactions with APAM USA, APAM, AM USA, and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from affiliates other than APAM and APAM USA represent amounts for which the Company has the solvency, ability, and intent to settle.

(Dollars in thousands)

(9) Commitments and Contingencies

The Company is party to various operating leases. Future minimum payments under such leases amount to $133 in 2018, $137 in 2019, $141 in 2020, $145 in 2021, $150 in 2022 and $64 thereafter. The Company incurred rental expenses, which includes related annual operating and tax expenses, of $1,367, which is comprised of direct leases of $130, and allocated rent expense from APAM USA's master lease of $1,237, based on square foot occupancy (reported as a component of rent and facilities expenses in the accompanying Statement of Operations) for the year ended December 31, 2017.

(10) Indemnifications

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(11) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class C and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% (0.25% for short-term funds) per annum for Class C shares and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded as revenue when earned, gross of any distribution payments made to third parties. CDSCs received by the Company from redeeming shareholders are recognized as revenue when earned. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service fee expense in the accompanying Statement of Operations.

Schedule I

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2017

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	24,810
Deduct nonallowable assets:		
Due from affiliates		(1,547)
Prepaid service fees and dealer advances		(1,435)
Other assets		(2,953)
Haircuts on securities		(560)
Add deferred income taxes, associated with dealer advances		258
Net capital		18,573
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	18,323

Reconciliation with the Company's computation (including in Part II of Form X-17A-5 as of December 31, 2017):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2017, as filed on January 17, 2018, and that included herein.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2017

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not applicable.

Schedule III

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2017

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.

Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

SEC
Mail Processing
Section
MAR 07 2018
Washington DC
415

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Stockholder, and Management
Amundi Pioneer Distributor, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Amundi Pioneer Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the board of directors, stockholder, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 5, 2018

Amundi Pioneer

ASSET MANAGEMENT

The Exemption Report

We as members of management of Amundi Pioneer Distributor, Inc. ("the Company", formerly Pioneer Funds Distributor, Inc.) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,
(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature

Patrick Grecco
Vice President, Corporate Controller
Amundi Pioneer Distributor, Inc.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Amundi Pioneer Distributor, Inc.

December 31, 2017

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Amundi Pioneer Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Amundi Pioneer Distributor, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and corresponding copies of checks.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by a representative of the Company.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Amundi Pioneer Distributor, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 5, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1168*********************MIXED AADC 220
41256 FINRA DEC
AMUNDI PIONEER DISTRIBUTOR INC
ATTN: CARA HULTGREN
60 STATE ST 13TH FL
BOSTON, MA 02109-1800

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,599
B. Less payment made with SIPC-6 filed (exclude interest) (3,505)
7/13/2017
Date Paid
C. Less prior overpayment applied (–)
D. Assessment balance due or (overpayment) 3,094
E. Interest computed on late payment (see instruction E) for______days at 20% per annum –
F. Total assessment balance and interest due (or overpayment carried forward) $ 3,094
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,094
H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amundi Pioneer Distributor, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of February, 2018.

Vice President and Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 188,364,820
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	95,858,497
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	119,588
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Cost Reimbursement (Deductions in excess of $100,000 require documentation)	87,987,367
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	183,965,452
2d. SIPC Net Operating Revenues	$ 4,399,368
2e. General Assessment @ .0015	$ 6,599 (to page 1, line 2.A.)